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Writer's Direct Dial: (212) 225-2588

February 27, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated February 24, 2004, announcing the resolutions of its Board of Directors.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Ethan A. Klingsberg

Enclosures.
cc: Daniel Rodriguez Duran (w/o enclosures)

GFBB announces resolutions of its Board of Directors

Mexico City, February 24, 2004, Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") informs that, its Board of Directors in a meeting held today, resolved to adopt, amongst others, the following resolution: "Based on the recommendation of the Compliance, Audit, Control and Discipline Committee (*Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina*), this Board of Directors considers that the price offered by Banco Bilbao Vizcaya Argentaria, S.A. in the offer to purchase launched in different domestic and foreign markets, regarding the total amount of the shares, directly or represented by American Depositary Reciepts (ADR's), issued by Grupo Financiero BBVA Bancomer, S.A. de C.V. which are not owned by it to date, directly or indirectly, is fair from a financial point of view for the purposes of the analyzed offer to purchase, considering that the rights of the minority shareholders of Grupo Financiero BBVA Bancomer, S.A. de C.V. other than Banco Bilbao Vizcaya Argentaria, S.A. are covered and respected, in the terms described in the *Folleto Informativo* (offering document) of the Offer."

"On the other hand, it is hereby evidenced that the proprietary and alternate directors, which are also holders, directly or indirectly, of shares issued by Grupo Financiero BBVA Bancomer, S.A. de C.V., have previously informed the other directors, and hereby collectivelly, unanimously, and expressly ratify in this meeting, the intention that, subject to the maintainance of the current economic conditions, will decide to sell their shares in the Offer."

This press release does not constitute an offer or solicitation of any kind of securities.

GFBBB anuncia acuerdos de su Consejo de Administración

Ciudad de México, a 24 de febrero de 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") comunica que, en su Sesión del Consejo de Administración celebrada el día de hoy, resolvió adoptar, entre otras, la siguiente resolución: "Con base en la recomendación del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina, este Consejo de Administración estima que el precio ofrecido por Banco Bilbao Vizcaya Argentaria, S.A. en la oferta pública de compra que realiza en diversos mercados de valores nacional e internacional, respecto a la totalidad de las acciones, directamente o en forma de *American Depositary Receipts* (ADR's), emitidas por Grupo Financiero BBVA Bancomer, S.A. de C.V. de las que no es tenedor a la fecha, ya sea directa o indirectamente, se encuentra debidamente justificado desde el punto de vista financiero para los efectos de la oferta pública de compra analizada, amén de que se encuentran salvaguardados y respetados los derechos de los accionistas minoritarios de Grupo Financiero BBVA Bancomer, S.A. de C.V., distintos de Banco Bilbao Vizcaya Argentaria, S.A., en los términos que se explican en el Folleto Informativo correspondiente a la Oferta."

"Por otra parte, se hace constar que los señores consejeros, propietarios y suplentes, que a su vez son propietarios directa o indirectamente de acciones de Grupo Financiero BBVA Bancomer, S.A. de C.V., han indicado previamente a los demás consejeros, y, en este acto de manera colectiva se ratifica expresamente en este Consejo, y en forma unánime, la intención de que, sujeto a que se mantengan las condiciones económicas actuales, decidirán vender sus acciones en la Oferta."

Este comunicado no constituye una oferta o solicitación sobre cualquier tipo de acción.